

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2012

<u>Via Secure E-mail</u>
Cameron D. MacDougall
General Counsel - Fortress Private Equity
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

  Re: Spinco Inc.
     Confidential Draft Registration Statement on Form S-11
     Submitted August 20, 2012
     CIK No. 0001556593

Dear Mr. MacDougall:

  We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. We refer to your disclosure that you intend to take advantage of the extended transition period for the adoption of new or revised accounting pronouncements. Please revise your disclosure to affirmatively state your election at this time. If you elect to use the extended transition period, you may later decide to change your election. See Q&As (13)

and (37) of the JOBS Act FAQs available on our website at
http://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

3.   We refer to your disclosure of the exemption from Section 404(b) of the Sarbanes-Oxley
Act of 2002. Please expand your disclosure to also discuss the exemptions from Section
14A(a) and (b) of the Securities Exchange Act of 1934 that are available to you as an
emerging growth company.

4.   Please supplementally provide us with any written materials that you or anyone
authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities
Act to potential investors that are qualified institutional buyers or institutional accredited
investors. Similarly, please supplementally provide us with any research reports about
you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act
of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any
broker or dealer that is participating or will participate in your offering.

5.   Please provide supporting documentation for factual statements contained in the
prospectus where you cite third party sources or the text does not make clear the basis for
your statement. Please specifically include documentation supporting disclosure
concerning Nationstar. We provide the following statements by way of example only:

- These sales represent a small fraction of the total principal amount of mortgage
loans outstanding, which is approximately $10.2 trillion according to Inside
Mortgage Finance, page 91;

- Nationstar is one of the largest, fastest growing non-bank mortgage servicers in
the United States, page 91; and

- Nationstar is a preferred partner of many large financial organizations, including
GSEs and other regulated institution, page 91.

Prospectus Summary, page 1

6.   Please include some language discussing any competitive disadvantages to your
relationship with Nationstar and the risks to you if Nationstar's business does not grow as
you expect.

7.   We note your disclosure on page 31 that your repurchase agreement obligations will be with a very limited number of counterparties, and possibly a single counterparty. Please identify the counterparty.

8.   Please disclose the material provisions of the repurchase agreements you expect to have in place prior to the separation. Please also disclose the haircuts, who calculates the collateral value and how and what triggers margin calls.

Management Agreement, page 9

9.   Please provide an estimate of the dollar amount of the management fee to be paid to the manager in the first full fiscal year based on your initial portfolio.

Conditions to the Distribution, page 67

10.   In the last sentence of this section, you refer to natural gas transmission and storage. Please revise or advise.

Reasons for the Separation, page 67

11.   Please expand your discussion as to the reasons for the separation of Spinco from Newcastle. For example, we refer to your statement that the separation will allow each of Newcastle and Spinco to maximize the strengths of their respective businesses. Please discuss how Newcastle's and Spinco's business models will differ post-separation.

12.   Please include a statement that Newcastle will be considered an underwriter for purposes of the distribution of Spinco common stock in this transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

13.   Please include quantitative disclosure on the spread of your initial portfolio, i.e. the spread between the yield and the cost of funds.

Application of Critical Accounting Policies, page 75

Excess MSRs, page 75

14. Please cite the specific ASC guidance relied upon to determine the revenue recognition policy for your Excess MSRs and your basis for following that guidance.

Recent Accounting Pronouncements, page 78

15. We note your disclosure that some of the FASB proposed standards are significant and could have a material impact on your financial reporting and that you will evaluate the potential impact of these proposals as the standards are finalized. Please revise your disclosure to clarify that you intend to take advantage of the benefits of the extended transition period provided in the JOBS Act for complying with new or revised accounting standards as you indicated on pages 52 and 72. Also, to the extent applicable, provide the disclosure required by FAQ 14 of the April 16, 2012 Generally Applicable Questions on Title I of the JOBS Act as it relates to recently issued accounting standard that will apply to your financial statements.

Prepayment Speed Exposure, page 85

16. We note your disclosure regarding the importance of prepayment speeds on the value of your assets. Please disclose the constant prepayment rate of the assets in your initial portfolio.

17. We refer to your table on pages 85 and 86 that discloses the estimated change in fair value of your Excess MSRs given shifts in discount rate, prepayment speed, delinquency rate and recapture rate. Please also include disclosure on the quantitative impact of changes in interest rate or your net interest income or portfolio value.

Credit Risk, page 87

18. For your Excess MSRs and non-Agency RMBS assets, please provide disclosure of any ratings on your assets, indicating whether any are investment grade or non-investment grade. Include internal or external credit or risk ratings and expand your disclosure of how management evaluates credit quality. Discuss any metrics management uses to measure changes in credit risk of the portfolio, including for example, non-performing loan amounts, "watch lists" of troubled but performing assets, loan-to-value ratios or measures of your position in the capital stack.

Cameron D. MacDougall
Spinco Inc.
September 17, 2012
Page 5

Business, page 88

Initial Portfolio, page 93

19.   Please expand your disclosure to provide the following information on your initial
        portfolio of assets: amount of each asset type, collateral type, geographic diversification
        of collateral, interest rate type (i.e. fixed, floating or hybrid), loan size, asset duration and
        loan seasoning or vintage.

20.   We note that upon the separation you will have received certain of Newcastle's non-
        Agency RMBS and Agency RMBS. Please discuss the criteria used to determine which
        RMBS would be contributed to you and which would be retained by Newcastle.

Investment Guidelines, page 98

21.   We note your disclosure that your investment guidelines may be changed from time to
        time without stockholder consent. Please disclose whether stockholders will be notified
        of such changes and, if so, how and when.

Conflicts of Interest, page 98

22.   We note that your manager also manages affiliated entities that may compete with you
        for your targeted assets. Please disclose the size of any competing funds and how
        investment opportunities may be allocated. Please also discuss any differences in
        management or other fees paid by competing funds to the manager.

Management, page 109

23.   Please advise us whether you intend to provide Regulation S-K Item 402 information for
        those employees of your manager who receive tandem options and SARs in future filings
        that require Item 402 disclosure.

Note 2. Summary of Significant Accounting Policies, page F-8

Principles of Consolidation and Basis of Presentation, page F-8

24.   Please expand your disclosure to discuss the method used to allocate expenses to the
        company. See SAB 1.B.1 for reference.

Note 3. Investments in Excess Mortgage Servicing Rights At Fair Value, page F-11

25.   We note your disclosure on page 28 that the Excess MSRs in which you invest are generally expected to generate cash flows for twenty or more years. Please reconcile this information with the weighted average maturity based on the timing of expected return of investments disclosed on page F-12.

26.   Please tell us and disclose how you determine the cost, carrying value and weighted average maturity attributable to the Recapture Agreements. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Note 4. Fair Value of Financial Instruments, page F-13

27.   Please tell us and disclose how you determine the significant inputs used in valuing the Recapture Agreements and how this method differs from the method used in determining the remaining value of Pools.

28.   We note you disclosure in note 3 that that loans underlying your Excess MSRs include government-sponsored enterprise pools and pools in private label securitizations. Please tell us and disclose how you considered the differences between these pools of loans (e.g., credit risk, interest risk) in the assumptions used in your valuation of Excess MSRs, and why you have not included disclosure about the credit quality of the underlying pools.

29.   We note your disclosure that the company validates the inputs and outputs of the internal pricing models by comparing them to available independent third party market parameters and models for reasonableness. Please tell us and disclose the frequency of, extent to which you use, and any significant adjustments resulting from, these validations.

Note 8. Recent Activities, page F-17

30.   Please tell us your accounting treatment, if any, of the May 14, 2012 purchase agreement for additional investment in Excess MSRs.

31.   Please tell us the date on which Newcastle contributed the non-agency RMBS to you, the consideration exchanged for the transferred investments, and the fair value of the RMBS.

      Also, tell us what consideration you gave to pro forma presentation of this transfer in your document.

Exhibit Index, page II-7

32.   We note that you have received a private letter ruling from the IRS regarding your Excess MSRs. Please tell us if you intend to file this ruling as an exhibit to the registration statement pursuant to Item 601(b)(8) of Regulation S-K.

33.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to submit legal and tax opinions with your next amendment, please provide draft copies for us to review.

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

      Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

      If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Richard B. Aftanas
        Skadden, Arps, Slate, Meagher & Flom LLP